Exhibit (a)(1)(vii)
CARLYLE CREDIT SOLUTIONS, INC.

Announcement of Results of Previously Announced
Tender Offer by Carlyle Credit Solutions, Inc. for its Shares

October 22, 2026

Dear Stockholder:
Carlyle Credit Solutions, Inc. (the “Company”) today announced the results of its previously announced tender offer (the “Offer”) to purchase up to 4,775,077 shares of its common stock, par value $0.01 per share (the “Shares”), which expired at 11:59 p.m., New York City Time, on October 19, 2026.

Based on the final count by State Street Bank & Trust Company, the Company’s transfer agent (the “Transfer Agent”), 1,781,444 Shares were properly tendered and not properly withdrawn prior to the expiration date for the Offer, which was less than the maximum number of 4,775,077 Shares the Company offered to purchase pursuant to the Offer.

In accordance with the terms of the Offer and based on the final count described above, the Company accepted for purchase all of the Shares properly tendered and not properly withdrawn pursuant to the Offer. The number of Shares that the Company has accepted for purchase in the Offer represents approximately 1.842% of the total number of Shares outstanding as of September 30, 2026.

In accordance with the terms of the Offer, stockholders that have sold Shares to the Company in the Offer have been issued a non-interest bearing, non-transferable and non-negotiable promissory note (the "Note"), which is being held on the stockholder’s behalf by the Transfer Agent, entitling the stockholder to receive payment(s) in an aggregate amount equal to the net asset value of the tendered Shares as of September 30, 2026 less the 2% “early repurchase fee” applicable to Shares that have not been outstanding for at least one year. If stockholders of the Company approve the proposed reorganization of the Company with and into New Carlyle Credit Solutions (“New CARS”) at the special meeting of the Company’s stockholders to be held on October 27, 2026 and subject to the satisfaction or waiver of the other conditions set forth in the agreement and plan of reorganization, the obligations of the Company under the Note will become obligations of New CARS upon the closing of the reorganization.
If you have any questions, please contact the Company’s Transfer Agent at (888) 207-9542.
Sincerely,
Carlyle Credit Solutions, Inc.